Steben & Company, Inc.	240.631.7600 T
9711 Washingtonian Blvd., Suite 400	240.631.9595 F
Gaithersburg, MD 20878	www.steben.com

July 18, 2018

VIA EDGAR

Anu Dubey

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Steben Select Multi-Strategy Fund, File Nos. 333-211724 and 811-22824

Dear Ms. Dubey:

On May 25, 2018, Steben Select Multi-Strategy Fund (the “Fund”) filed a post-effective amendment to its Registration Statement on Form N-2 (“PEA 3”) with the U.S. Securities and Exchange Commission (the “SEC”) (accession number 0001615774-18-004386). Following below is a summary of the oral comments provided by you on June 11, 2018, regarding the Fund’s PEA 3.

Defined terms used below have the same meanings as in the Fund’s prospectus included in the Registration Statement.  The changes to the Fund’s prospectus and statement of additional information (“SAI”) as described below are anticipated to be filed with the SEC in a Post-Effective Amendment No. 4 on or about July 27, 2018. The Fund will request acceleration of effectiveness of its Registration Statement for July 30, 2018.

1.               Comment: In the Fee Table on page 17 of the prospectus, please submit a completed fee table and expense example for review.

Response: Please see the attached completed Fee Table along with footnotes and the related Expense Example in Appendix A.

2.               Comment: In note 1 to the Fee Table on page 17 of the prospectus, please confirm that all of the waivers and scheduled variations of sales loads are disclosed in the prospectus pursuant to Item 12(a)(2) of the Form N-1A.

Response: Please see the footnote 1 to the attached completed Fee Table and the proposed additional disclosure to be included in the section entitled “Purchasing Shares” included in Appendix A. The Fund confirms with the additional disclosure that all waivers and scheduled variations of the sales load are disclosed in the prospectus.

3.               Comment: In note 3 to the Fee Table on page 17 of the prospectus, please confirm whether the management agreement for the Fund states that there is no fee or indicate whether there is a separate fee waiver agreement.

Securities and Exchange Commission

July 18, 2018

Response: The Fund confirms that the Fund’s management agreement specifically states that to the extent that the Fund invests in the Master Fund, the management fee is zero. Specifically, Paragraph 6(b) of the Fund’s Investment Management Agreement dated July 18, 2013 states as follows: “For so long as the Fund invests some or all of its investable assets in Steben Select Multi-Strategy Master Fund (the “Master Fund”), any successor investment vehicle to the Master Fund, or one or more other or additional investment vehicles that operate as a master or hub fund (subject to applicable statutes, regulations, and interpretations thereof or exemptions therefrom), the Advisor shall not be entitled to any fee pursuant to paragraph 6(a) with respect to that portion of the Fund’s assets that are so invested.”

4.               Comment: Under the heading “Possible Exclusions of Shareholders Based on Certain Detrimental Effects” on page 49 of the prospectus, please revise the disclosures to state that the Fund can repurchase shares in accordance with the Fund’s Deceleration of Trust and Section 23 of the Investment Company Act and the rules thereunder.

Response: The Fund proposes to replace the disclosure in this section with the following: “The Fund may, at any time, repurchase Shares of a Shareholder at net asset value without consent or other action by the Shareholder or other person in accordance with the terms and conditions of its Declaration of Trust and Section 23 of the Investment Company Act and any applicable rules and interpretations thereunder.”

5.               Comment: Under the heading “Distribution and Service Fees” on page 54 of the prospectus, please include the disclosure required pursuant to Item 12(b)(2) of Form N-1A.

Response: The Fund proposes to include the following disclosure in the third paragraph under this section: “Because these fees are paid from Fund assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.”

6.               Comment: Under the heading “Purchasing Shares” on page 56 of the prospectus, please clarify in the second sentence of the third paragraph that the minimum initial investment may not be waived.

Response: The Fund proposes to revise the second sentence in the third paragraph of this section as follows: “However, the Fund, in its sole discretion, may accept ~~initial or~~ additional investments below the stated minimum ~~initial or~~ additional investment amounts.”

7.               Comment: Under the heading “Periodic Purchases” on page 59 of the prospectus, please revise the disclosures in the sixth paragraph to state that the Fund can repurchase shares in accordance with the Fund’s Deceleration of Trust and Section 23 of the Investment Company Act and the rules thereunder.

Securities and Exchange Commission

July 18, 2018

Response: The Fund proposes to replace the disclosure in this section with the following: “The Fund may, at any time, repurchase Shares of a Shareholder at net asset value without consent or other action by the Shareholder or other person in accordance with the terms and conditions of its Declaration of Trust and Section 23 of the Investment Company Act and any applicable rules and interpretations thereunder.”

8.               Comment: Under Performance History in Appendix B, please revise the third sentence of the first paragraph to clarify that Class A Shares are shown and are net of all fees and expenses.

Response: The Fund proposes to revise the third sentence in the first paragraph of Appendix B as follows: “The Distribution and Service Fees for Class A Shares (0.75%) is higher than that applicable to Class I Shares and ~~if~~ performance ~~were shown~~ for Class A Shares~~, performance~~ would be lower, net of all fees and expenses. Class I Shares and Class A Shares were initially offered beginning January 2, 2014 and July 31, 2014, respectively.”

9.               Comment: Under Performance History in Appendix B, please explain why performance returns are estimated.

Response: The Fund notes that recent performance returns are estimated initially for the Fund until all monthly accounting for the Fund has been finalized. Please see footnote 1 on page B-2 that states such explanation.

10.            Comment: Under footnote 1 in the Performance History in Appendix B, fifth line says “Class A shares” and should be replaced with “Class I shares.”

Response: The Fund proposes to revise the third sentence in the first paragraph of Appendix B as follows: “Performance results for Class A shares prior to August 1, 2014 are those of the Master Fund adjusted for fees and expenses of the Fund’s ~~Class I~~ Class A Shares.”

11.	Comment: On page 8 of the SAI, delete reference to “first fiscal period.”

Response: The Fund proposes to revise the first sentence in the paragraph prior to the table on page 8 of the SAI as follows: “The following table sets forth ~~estimated~~ compensation ~~to be~~ paid to the Independent Trustees and officers during the Fund’s and the Master Fund’s ~~first~~ fiscal ~~period~~ year ended March 31, 2018.”

12.            Comment: Under the heading “Portfolio Holdings Disclosure.” on page 27 of the SAI, please note that the SEC staff does not believe that the ability to share portfolio holdings with shareholders, potential shareholders and investor fiduciaries or agents as set forth in the last paragraph in this section before the heading “Financial Statements” is consistent with the staff’s position noted in Investment Company Act Release 26418 April 16, 2004 at the text before footnote 42.

Securities and Exchange Commission

July 18, 2018

Response: The Fund proposes to revise its portfolio holdings disclosure policy as follows: Additionally, once the Fund’s holdings are made public or a nondisclosure agreement is in place as appropriate, the Investment Manager or its personnel from time to time may comment to the press, Shareholders, prospective investors or investor fiduciaries or agents (orally or in writing) on the Fund’s portfolio securities or may state that the Fund recently acquired or disposed of interests in a Portfolio Fund or other security. This commentary also may include such statistical information as industry, country or strategy exposure, credit quality information, specialized financial characteristics (alpha, beta, maturity, sharpe ratio, standard deviation, default rate, etc.), price comparisons to various measures, portfolio turnover and the like. ~~No comments may be made, however, if likely to permit, in the sole judgment of the Investment Manager, inappropriate trading of Shares or of portfolio securities of the Fund.~~

*          *          *          *          *

Thank you for your attention to these matters. If you have any questions or additional comments regarding these proposed responses, please call me at (240) 631-7602.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

General Counsel

Steben & Company, Inc.

cc:	Pablo Man
K&L Gates LLP

Securities and Exchange Commission

July 18, 2018

Appendix A

____________________________SUMMARY OF FUND EXPENSES___________________________

This table describes the combined fees and expenses that Shareholders in the Fund will incur (directly or indirectly) through the Fund’s investments in the Master Fund. The direct and indirect expenses associated with investing in a “fund of funds,” such as the investment program provided by the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment funds. This is because of the expectation that Shareholders in the Fund will bear two layers of asset-based management fees (at the Master Fund level and the Portfolio Fund level), a single layer of incentive fees (at the Portfolio Fund level), and other expenses at the Fund/Master Fund level and the Portfolio Fund level. The Master Fund does not pay directly any incentive fees. Shareholders in the Fund will bear indirectly fees and expenses of the Portfolio Funds, which are reflected in the following table and the examples below. The Portfolio Fund fees are described below in the section “Risk Factors and Types of Investments.”

Shareholder Transaction Expenses:	Class A	Class I
Maximum Sales Load (as a percentage of the offering price)(1)	3.00%	None
Early Withdrawal Fee(2)	2.00%	2.00%
Annual Expenses (as a percentage of net assets of the Fund):
Management Fee(3)	1.25%	1.25%
Distribution and Service Fee(4)	0.75%	0.25%
Other Expenses (including Operating Services Fee)(5)	0.45%	0.45%
Acquired Fund (Portfolio Fund) Fees and Expenses(6)	7.31%	7.31%
Total Annual Expenses(7)	9.76%	9.26%

(1)	The Fund has engaged the Distributor to assist it in placing Shares in the Fund. The Distributor has entered into agreements with one or more Selling Agents. Selling Agents typically receive the sales load with respect to the Shares purchased by their Shareholders. The Distributor does not receive any portion of the sales load. Any such fee will be in addition to any fees charged or paid by the Fund and is not a Fund expense. Investments in Class A Shares are sold subject to a maximum sales load of up to 3.00%. The Selling Agents may, in their sole discretion, reduce or waive the sales load on a non-scheduled basis in individual cases. Shareholders should direct any questions regarding sales loads to the relevant Selling Agent. The Investment Manager may pay a fee out of its own resources to Selling Agents. Selling Agents also may charge an investor a fee for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. Such a fee will be in addition to any fees charged or paid by the Fund and is not a Fund expense, and thus not reflected above. Shareholders should direct any questions regarding any such fees to the relevant Selling Agent. The sales load reductions available through certain Selling Agents are set forth in “Purchasing Shares”, which may differ from those available for purchases made directly from the Distributor or certain other Selling Agents. No sales load will be charged on purchases of Class I Shares.
(2)	Any Shareholder that sells Shares to the Fund in a repurchase offer that has a Valuation Date within the first three quarters following the original issue date of the Shares will be subject to an early withdrawal fee at a rate of 2.00% of the aggregate net asset value of the Shareholder’s Shares repurchased by the Fund. Payment of the early withdrawal fee will be made by netting the fee against the repurchase proceeds. The early withdrawal fee will be retained by the Fund for the benefit of remaining Shareholders. If a Shareholder has made multiple purchases and tenders a portion of its Shares, the early withdrawal fee will be calculated on a first-in/first-out basis. See “Repurchases of Shares” below for additional information about Share repurchases.
(3)	As a contractual matter, so long as the Fund invests substantially all of its investable assets in the Master Fund, the Fund will not directly pay the Investment Manager an investment management fee; however, the Fund’s Shareholders bear an indirect share of the Master Fund’s annualized investment management fee of 1.25%, through the Fund’s investment in the Master Fund. Thus, this line item reflects the Fund’s share of the Master Fund’s fee. If the Fund invested directly, it would pay the Investment Manager the investment management fee of 1.25% directly.

Securities and Exchange Commission

July 18, 2018

(4)	As discussed above, the Fund pays Class A Distribution and Service Fees and Class I Distribution and Service Fees on an annualized basis, calculated monthly, at a rate of 0.75% and 0.25% of the average month-end net assets of Class A Shares and Class I Shares, respectively. The Distributor may pay all or a portion of the Distribution and Service Fees to the Selling Agents that sell Shares of the Fund or provide investor services and/or administrative assistance to Shareholders. See “Distribution and Service Fees” below.
(5)	Other Expenses include operating expenses for the Fund and the Fund’s pro rata share of the operating expenses borne directly by the Master Fund. All Master Fund expenses are reflected in the table above. Pursuant to an Operating Services Agreement with the Fund, the Fund pays the Investment Manager 0.30% of the Fund’s monthly assets and the Investment Manager has contractually agreed to pay all of the Fund’s ordinary expenses including the Fund’s organizational and offering expenses but not the following Fund expenses: the Management Fee, the Distribution and Service Fees, borrowing costs, interest expenses, brokerage commissions and other transaction and investment-related costs, Portfolio Fund and Portfolio Fund Manager fees and expenses, taxes, litigation and indemnification expenses, judgments and other extraordinary expenses not incurred in the ordinary course of the Fund’s business. The Master Fund has entered into a similar operating services agreement with the Investment Manager for 0.15% of the Master Fund’s monthly assets. These Operating Services Agreements may be terminated at any time by the Board.
(6)

Represents fees and expenses of the Portfolio Funds in which the Master Fund invested during the period ended March 31, 2018. It is based on the assets invested in each Portfolio Fund and the fees and expenses including incentive fees or allocations charged by each Portfolio Fund. The Portfolio Funds in which the Master Fund invests generally charge between 20% and 35% of net profits as an incentive fee or allocation. Amounts incurred by the Master Fund may be substantially higher or lower in the future because (i) the performance of the Portfolio Funds may fluctuate resulting in different incentive fees paid to Portfolio Fund Managers and (ii) the Master Fund may invest in different Portfolio Funds from time to time.

The acquired fund fees and expenses include interest and dividend expense associated with securities sold short while not including any offset for dividends and interest received from securities held long (those dividends and interest are reflected in income). The acquired fund fees and expenses are estimated to have been 3.02% if the fees and expenses excluded dividends and interest related to securities sold short.

(7)	The “Total Annual Expenses” of the Fund disclosed above differs from the ratio of expenses to average net assets (Fund expense ratio) that is included in the Financial Highlights section of the financial statements in the Fund’s annual report. The financial statements that appear in the Fund’s Shareholder reports depict the Fund’s direct expenses and do not include in expenses the direct expenses of the Master Fund or the portion of Acquired Fund Fees and Expenses that represent costs incurred at the Portfolio Fund level, as required to be disclosed in the above table.

Example

The following Example assumes (i) a $1,000 investment in Class A Shares and Class I Shares for the time periods indicated, (ii) a 5.00% return each year and (iii) that the operating expenses of Class A Shares and Class I Shares remain the same.

Although actual costs may be higher or lower, based on the foregoing assumptions, a prospective Shareholder would pay the following expenses if the Shareholder subsequently tendered for repurchase its Shares in full at the end of those periods:

You would pay the following fees and expenses on a $1,000 investment in the Fund, assuming a 5% annual return:

CLASS	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A	$122	$294	$450	$780
Class I	$91	$261	$416	$751

The example is based on the anticipated fees and expenses incurred by the Fund as set forth above including the Acquired Fund Fees and Expenses, the Class A Distribution and Service Fee and Class I Distribution and Service Fee, and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. The rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the investment management and (in the case of Portfolio Funds) incentive fees borne directly (and indirectly) by the Master Fund.

Securities and Exchange Commission

July 18, 2018

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses that Shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see “Management of the Fund,” “Fund Expenses,” “Distribution and Service Fees,” and “Repurchases of Shares.”

______________________________________PURCHASING SHARES______________________________________

The Fund offers two classes of Shares. Purchases of Class A Shares or Class I Shares may be submitted to, and are received by, the Fund throughout any given month, but are accepted at the same time once per month. All purchases accepted by the Fund are accepted at the end of the month, and the net asset value of Class A Shares or Class I Shares is determined as of the close of business on the last calendar day of that month. Purchases accepted by the Fund become effective as of the opening of business on the first calendar day of the month (each such day, a “Purchase Date”) based on the previous month-end net asset value of the relevant class of Shares. It is expected that the net asset value of Class A Shares and Class I Shares will vary over time as a result of the differing fees and expenses applicable to different classes.

Fund’s Shares are offered and may be purchased on a monthly basis or at such other times as may be determined by the Board. The Board may discontinue the Fund’s accepting purchase orders at any time. Shares will be sold at the then-current NAV as of the date on which the purchase order is accepted. A sales load of up to 3.00% may be charged by the Intermediaries for purchases of Class A Shares. No sales load is charged for Class I Shares. Shares are not available in certificated form.

Selling Agents may, in their sole discretion, reduce or waive the sales load on a non-scheduled basis in individual cases. In addition, the actual sales load paid may vary among and within Selling Agents. If your Selling Agent offers more than one class of shares, you should carefully consider which class of shares to purchase.

Customers of LPL Financial, Inc. (“LPL”), a Selling Agent, who purchase Class A Shares of the Fund through LPL are subject to the following sales load:

Class A shares may be purchased at the offering price, which is a price equal to their net asset value per share plus a sales charge imposed at the time of purchase. Below shows the sales charge applicable to the amount to be invested. LPL Financial Advisers also may choose to waive any sales charge.

$99,000 and under	3.0%
$100,000 to $249,999	2.0%
$250,000 to $999,999	1.5%
$1,000,000 to $4,999,999	1.0%
$5,000,000 and above	0.0%

Sales load may be waived for purchases.

Please consult with LPL regarding eligibility requirements for a sales load reduction. It is the responsibility of you and/or LPL to ensure that you obtain the proper breakpoint sales load discount, if any. The above description of sales load waivers and discounts for LPL customers is provided by LPL and has been represented by LPL as current as of the date of this prospectus. These waivers or discounts, which may vary from those disclosed elsewhere in the prospectus, are subject to change.